As filed with the Securities and Exchange Commission on February 25, 2011

Registration No. 333-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTRAL PACIFIC FINANCIAL CORP.

(Exact Name of Registrant as Specified in Its Charter)

Hawaii (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	99-0212597 (IRS Employer Identification No.)

220 South King Street

Honolulu, Hawaii 96813

(808) 544-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel
220 South King Street

Honolulu, Hawaii 96813

(808) 544-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

                Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common stock, no par value per share(2)	18,408,427	$29.22	$537,894,236.94	$62,449.52
Common stock, no par value per share, issuable upon exercise of a warrant(2)	79,288	$10.00	$792,880.00	$92.05
Total	18,487,715		$538,687,116.94	$62,541.57

(1)          Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, based on the average of the high and low prices of shares of Central Pacific Financial Corp. common stock reported on the New York Stock Exchange on February 22, 2011 with the exception of shares issuable upon exercise of warrants, which are based on the exercise price of the warrant in accordance with Rule 457(i).

(2)          The common stock being registered hereby includes associated rights to acquire Junior Participating Preferred Stock, Series C, of Central Pacific Financial Corp. pursuant to the Tax Benefits Preservation Plan described in the prospectus contained in this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 25, 2011

PROSPECTUS

Up to 18,487,715 Shares of Common Stock

This prospectus relates to the offer and sale of up to 18,487,715 shares of our common stock, no par value per share (the “Common Stock” or “Common Shares”), which includes 79,288 Common Shares issuable upon exercise of a warrant to purchase Common Shares which was issued to the United States Department of the Treasury (the “Treasury”) on February 18, 2011 (the “Amended TARP Warrant”), by certain selling shareholders identified herein (the “Selling Shareholders”). We issued the Common Shares and the Warrant as part of our recapitalization (as described below). We are registering the resale of the Common Shares as required by the exchange agreement we entered into with the Treasury and subscription agreements we entered into with the other Selling Shareholders.

The Selling Shareholders may sell all or a portion of the Common Shares from time to time, in amounts, at prices and on terms determined at the time of the offering. The Common Shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 24.

We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders.

Our Common Shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “CPF.” On February 22, 2011, the closing price of our Common Shares on the NYSE was $30.00 per share.

On February 2, 2011, we effected a one-for-twenty reverse stock split of our Common Stock. All share numbers and per share prices in this prospectus reflect the one-for-twenty reverse stock split, unless otherwise indicated.

Investing in our Common Shares involves risks. You should read the “Risk Factors” section beginning on page 7 before investing in our Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Common Shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our Common Shares are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is [ ], 2011

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Neither we nor the Selling Shareholders are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any purchase of our Common Shares. Our business, financial condition, results of operations, and prospects may have changed since that date. To understand this offering fully you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 7.

In this prospectus, we frequently use the terms “we,” “our” and “us” to refer to Central Pacific Financial Corp. (the “Company”) and its subsidiaries.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):

•                  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•                  the Company’s Current Reports on Form 8-K filed on January 28, 2011 (relating to Item 5.02), February 3, 2011, February 11, 2011, February 17, 2011, February 22, 2011 and February 25, 2011;

•                  the Company’s Definitive Proxy Statement related to its 2011 annual meeting of shareholders, as filed with the SEC on [   ], 2011; and

•                  the description of our Common Stock and associated Preferred Share Purchase Rights (as defined below) set forth in our Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making your investment decision.

Central Pacific Financial Corp.

Company Overview

Central Pacific Financial Corp. is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank.

Central Pacific Bank (the “bank”) is a full-service commercial bank with 34 branches and 120 ATMs located throughout the state of Hawaii. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans. The bank also has an office in California.

At December 31, 2010, we had total assets of approximately $3.9 billion, loans and leases of $2.2 billion and total deposits of $3.1 billion.

Our Common Stock is traded on the NYSE under the ticker symbol “CPF.” Our principal executive offices are located at 220 South King Street Honolulu, Hawaii 96813 and our telephone number is (808) 544-0500. Our internet address is http://www.centralpacificbank.com. The information contained on our web site is not part of this prospectus.

The Recapitalization

We recently completed the following transactions as part of our recapitalization:

•                  a one-for-twenty reverse stock split of our Common Shares on February 2, 2011 (the “Reverse Stock Split”), for which shareholder approval was obtained on May 24, 2010.

•                  a capital raise of $325 million in a private placement (the “Private Placement”) that was completed on February 18, 2011, at a price of $10 per share, with investments from (1) affiliates of each of The Carlyle Group (“Carlyle”) and Anchorage Capital Group, L.L.C. (“Anchorage” and, together with Carlyle, the “Lead Investors”), pursuant to investment agreements with each of the Lead Investors (collectively, the “Investment Agreements”) and (2) various other investors, including certain of our directors and officers (the “Additional Investors” and, together with the Lead Investors, the “Investors”), pursuant to subscription agreements with each of such investors; and

•                  concurrently with the Private Placement, (1) the exchange (the “TARP Exchange”) of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share (the “TARP Preferred Stock”), held by the Treasury, and accrued and unpaid dividends thereon for 5,620,117 Common Shares and (2) the amendment of the Warrant to, among other things, reflect an exercise price of $10 per share.

In addition, the Company will be conducting a rights offering that will allow shareholders of record as of 5:00 p.m., Eastern time, on February 17, 2011, and their transferees to purchase our Common Shares at the same price per share paid by the Investors in the Private Placement (the “Rights Offering”).

The Offering

Issuer	Central Pacific Financial Corp.

Common Shares Offered by Us	None.

Common Shares Offered by Selling Shareholders	Up to 18,487,715 Common Shares, which includes 79,288 Common Shares issuable upon exercise of the Warrant.

Use of Proceeds	We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders.

Listing	Our Common Shares are listed on the NYSE under the symbol “CPF.”

Risk Factors	An investment in our Common Shares involves risks. Please read “Risk Factors” beginning on page 7 of this prospectus.

Summary Consolidated Financial Data

The information at and for the years ended December 31, 2006 through 2010 is derived in part from, and should be read together with, our audited consolidated financial statements and accompanying notes incorporated by reference into this prospectus. The per Common Share data and the number of Common Shares outstanding have been adjusted to retroactively give effect to the Reverse Stock Split; however, all information is presented without giving effect to the Private Placement and the TARP Exchange. See page 34 for pro forma financial information.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Statement of Operation Data:
Total interest income	$160,754	$242,237	$303,952	$349,877	$320,381
Total interest expense	42,101	67,715	101,997	137,979	109,532
Net interest income	118,653	174,522	201,955	211,898	210,849
Provision for loan and lease losses	159,548	348,801	171,668	53,001	1,350
Net interest income (loss) after provision for loan and lease losses	(40,895)	(174,279)	30,287	158,897	209,499
Other operating income	57,036	57,413	54,808	45,804	43,156
Goodwill impairment	102,689	50,000	94,279	48,000	—
Other operating expense (excluding goodwill impairment)	164,405	166,876	178,543	128,556	132,163
Income (loss) before income taxes	(250,953)	(333,742)	(187,727)	28,145	120,492
Income tax expense (benefit)	—	(19,995)	(49,313)	22,339	41,312
Net income (loss)	(250,953)	(313,747)	(138,414)	5,806	79,180
Balance Sheet Data (Year-End):
Interest-bearing deposits in other banks	$729,014	$400,470	$475	$241	$5,933
Investment securities (1)	705,345	924,359	751,297	881,254	898,358
Loans and leases	2,169,444	3,041,980	4,030,266	4,141,705	3,846,004
Allowance for loan and lease losses	192,854	205,279	119,878	92,049	52,280
Goodwill	—	102,689	152,689	244,702	298,996
Other intangible assets	44,639	45,390	39,783	39,972	43,538
Total assets	3,938,051	4,869,522	5,432,361	5,680,386	5,487,192
Core deposits (2)	2,796,144	2,951,119	2,805,347	2,833,317	2,860,926
Total deposits	3,132,947	3,568,916	3,911,566	4,002,719	3,844,483
Long-term debt	459,803	657,874	649,257	916,019	740,189
Total shareholders’ equity	66,052	335,963	526,291	674,403	738,139
Per Common Share Data:
Basic earnings (loss) per share	$(171.13)	$(220.56)	$(96.56)	$3.85	$51.90
Diluted earnings (loss) per share	(171.13)	(220.56)	(96.56)	3.82	51.37
Cash dividends declared	—	—	14.00	19.60	17.60
Book value	(42.18)	136.50	366.34	469.04	480.73
Diluted weighted average shares outstanding (in thousands)	1,516	1,459	1,433	1,520	1,541
Financial Ratios:
Return (loss) on average assets	(5.74)%	(5.87)%	(2.45)%	0.10%	1.50%
Return (loss) on average shareholders’ equity	(140.73)	(54.99)	(23.07)	0.77	11.16
Net income (loss) to average tangible shareholders’ equity	(193.24)	(77.60)	(37.00)	1.35	21.01
Average shareholders’ equity to average assets	4.08	10.67	10.61	13.58	13.45
Net interest margin (3)	2.91	3.62	4.02	4.33	4.55
Net loan charge-offs to average loans	6.33	7.03	3.42	0.33	0.05
Nonaccrual loans to total loans and leases and loans held for sale (4)	10.96	15.13	3.26	1.48	0.23
Allowance for loan and lease losses to total loans and leases	8.89	6.75	2.97	2.22	1.36
Allowance for loan and lease losses to nonaccrual loans (4)	78.62	43.41	90.43	149.57	583.61
Dividend payout ratio	N/A	N/A	N/A	515.79	33.85
Tangible common equity ratio	(2.20)	1.68	6.59	7.42	7.90
Leverage capital ratio	4.4	6.8	8.8	9.8	10.9
Tier 1 risk-based capital ratio	7.6	9.6	10.4	11.5	12.3
Total risk-based capital ratio	9.0	10.9	11.7	12.7	13.6

(1)           Held-to-maturity securities at amortized cost, available-for-sale securities at fair value.

(2)                                  Noninterest-bearing demand, interest-bearing demand and savings deposits, and time deposits under $100,000.

(3)           Computed on a taxable equivalent basis using an assumed income tax rate of 35%.

(4)           Nonaccrual loans include loans held for sale.

RISK FACTORS

An investment in our Common Shares is subject to risks inherent in our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any one or a combination of these risks occurs, our business, financial condition or results of operations could be materially and adversely affected. This prospectus is qualified in its entirety by these risk factors.

If any of the following risks actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

Risk Factors Related to our Business

Although we completed the Private Placement, we have incurred significant losses and cannot assure you that we will be profitable in the near term or at all.

With the completion of the Private Placement, our capital ratios currently exceed the levels required by the Consent Order with the FDIC and the DFI, and are at “well-capitalized” levels. However, we have incurred significant losses over the past few years, including net losses of $251.0 million for the year ended December 31, 2010, $313.7 million for the year ended December 31, 2009 and $138.4 million for the year ended December 31, 2008, primarily due to credit costs, including a significant provision for loan and lease losses. Although we have taken a number of steps to reduce our credit exposure, at December 31, 2010, we still had $302.8 million in nonperforming assets and it is possible that we will continue to incur elevated credit costs over the near term, which would adversely impact our overall financial performance and results of operations. We cannot assure you that we will return to profitability in the near term or at all.

The proceeds from the Private Placement may not be sufficient to satisfy our capital and liquidity needs in the future or to satisfy changing regulatory requirements, and we may need to raise additional capital.

The proceeds from the Private Placement have been raised to strengthen our capital base as required by the Consent Order. As mentioned above, our capital ratios currently exceed the levels required by the Consent Order and are at “well-capitalized” levels for regulatory purposes. However, despite the increase in our capital base, if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if our operations or financial condition continues to deteriorate or fails to improve, particularly in the residential and commercial real estate markets where our business is located, we may need to raise additional capital. Factors affecting whether we would need to raise additional capital include, among others, additional provisions for loan and lease losses and loan charge-offs, changing requirements of regulators and other risks discussed in this “Risk Factors” section. If we had to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our Common Shares.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us and we cannot assure you whether or when such orders will be lifted.

The bank has been subject to the Consent Order since December 9, 2009, which requires it to improve its capital position, asset quality, liquidity and management oversight, among other matters. The bank was required to increase its Tier 1 capital to maintain a minimum leverage capital ratio and total risk-based capital ratio of at least 10% and 12%, respectively, by March 31, 2010. Although the bank missed this deadline, with the completion of the Private Placement, our capital ratios currently exceed the levels required by the Consent Order and are at “well-capitalized” levels. In addition, the Consent Order requires the bank to, among other things, maintain an adequate allowance for loan and lease losses at all times and systematically reduce the amount of commercial real estate loans, particularly land development and construction loans.

In addition, the Company is subject to a Written Agreement (the “Agreement”) with the Federal Reserve Bank of San Francisco (the “FRBSF”) and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the Company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that our Board of Directors fully utilize the Company’s financial and managerial resources to ensure that the bank complies with the Consent Order. We were also required to submit to the FRBSF an acceptable capital plan and cash flow projection.

On February 9, 2011, the bank entered into a Memorandum of Understanding (the “MOU”) with the FDIC and DFI relating to the Bank Secrecy Act (the “BSA”). Under the MOU, the bank will be required to (i) fully comply with the BSA and anti-money laundering requirements, (ii) implement a plan to ensure such compliance, including improving and maintaining an adequate system of internal controls, bolstering policies on customer due diligence, providing for comprehensive independent testing to validate compliance, and maintaining an adequate compliance staff, (iii) correct all deficiencies identified by our regulators and (iv) provide them with progress reports.

Although the bank is currently in compliance with the capital ratio requirements in the Consent Order, it is not in compliance with a number of other requirements. We cannot assure you whether or when the bank will be in compliance with the remaining requirements in the Consent Order or whether or when the Consent Order, the Agreement or the MOU will be lifted or terminated. Even if lifted or terminated, we may still be subject to memoranda of understanding or other agreements with regulators that restrict our activities and may also continue to impose capital ratios requirements. The requirements and restrictions of the Consent Order, the Agreement and the MOU are judicially enforceable and the Company or the bank’s failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

We may suffer substantial losses due to our agreements to indemnify investors in the Private Placement against a broad range of potential claims.

In our agreements with the investors in the Private Placement, we agreed to indemnify the investors for a broad range of claims, including losses resulting from the inaccuracy or breach of representations or warranties made by us in such agreements and the breach by us to perform our covenants contained in such agreements. While these indemnities are subject to various limitations, if claims were successfully brought against us, it could potentially result in significant losses for the Company.

As a result of the Private Placement, Carlyle and Anchorage became substantial holders of our Common Shares.

Upon the completion of the Private Placement, Carlyle and Anchorage each became holders of approximately 24% of our outstanding Common Shares and each has a representative and the right to an observer on our and the bank’s Board of Directors. Although Carlyle and Anchorage each entered into certain passivity agreements with the FRB in connection with their investments in us, Carlyle and Anchorage each have substantial influence over our corporate policy and business strategy. In addition, Carlyle and Anchorage each have pre-emptive rights to maintain their percentage ownership of our Common Shares in the event of certain issuances of securities by us. In pursuing their economic interests, Carlyle and Anchorage may have interests that are different from the interests of our other shareholders.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

We issued a large number of Common Shares to the Investors in the Private Placement and to the Treasury in the TARP Exchange. The Lead Investors have certain registration rights with respect to the Common Shares held by them following a one-year lock-up period provided in their respective Investment Agreements. The Additional Investors have certain registration rights with respect to the Common Shares purchased by them in the Private Placement until six months following the completion of the Private Placement and those shares are being registered on a registration statement of which this prospectus is a part. In addition, in connection with the TARP Exchange, we provided the Treasury with certain registration rights with respect to the Common Shares issued to the Treasury in exchange for our previously outstanding TARP Preferred Stock and those shares are being registered on a registration statement of which this prospectus is a part, as well as the shares issuable upon exercise of the Amended TARP Warrant. The registration rights for the Lead Investors will allow them to sell their Common Shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act and the registration rights for the Additional Investors will allow them to sell their Common Shares before their holding period under Rule 144 expires. The market value of our Common Shares could decline as a result of sales by the Investors and the Treasury from time to time of a substantial amount of the Common Shares held by them.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited or restricted.

We have generated significant NOLs as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

We do not anticipate that our recapitalization, including the Private Placement, the TARP Exchange and the Rights Offering, will cause an “ownership change” within the meaning of Section 382. In addition, in order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

To further protect our tax benefits, on January 26, 2011, our Board of Directors approved a proposed amendment to our restated articles of incorporation to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares (a “Threshold Holder”) or cause the beneficial ownership of Threshold Holder to increase (the “Protective Charter Amendment”). At our annual meeting of shareholders on April 27, 2011, we intend to propose the amendment for shareholder approval. The Protective Charter Amendment also does not guarantee that we will not experience an ownership change.

Because of our participation in the Troubled Asset Relief Program (“TARP”) and under the terms of our exchange agreement with the Treasury, we are subject to restrictions on compensation paid to our executives, which may make it difficult to attract and retain key members of management.

Pursuant to the terms of the TARP Capital Purchase Program, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury owns any debt or equity securities acquired pursuant to TARP. These standards generally apply to our five most highly compensated senior executive officers, including our Executive Chairman and Chief Financial Officer, and/or certain of these restrictions also apply up to the next 20 most highly compensated senior executives. The standards include, among other things:

•                  ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

•                  a required clawback of any bonus or incentive compensation paid to a senior executive officer and the next twenty most highly compensated employees based on materially inaccurate financial statements or any other materially inaccurate financial performance metric criteria;

•                  a prohibition on making golden parachute payments to senior executive officers and the next five most highly compensated employees;

•                  an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer; and

•                  limitations on bonuses and incentive compensation.

We depend on the services of existing management to carry out our business strategy and our recovery plan which we began implementing in March 2010 to improve our financial health and capital ratios. In addition, our success depends in large part on our ability to attract and retain other key employees. See “—We may not be able to attract and retain skilled people” below. The loss of the services of any management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operations, financial condition and prospects. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and make it more difficult to attract suitable candidates to serve as executive officers.

We are also obligated to comply with any subsequent amendments to these restrictions for so long as we remain subject to such restrictions.

Our Hawaii and, to a lesser extent, California commercial real estate and construction loan operations have a considerable effect on our results of operations.

The performance of our Hawaii and California commercial real estate and construction loans depends on a number of factors, including improvement of the real estate market in which we operate. As we have seen in the Hawaii and California construction and commercial real estate markets since the latter part of 2007, the strength of the real estate market and the results of our operations could continue to be negatively affected by the economic downturn. While we are no longer originating new loans out of our Mainland operations, we still have a sizable California loan portfolio and the performance of that portfolio continues to be subject to market conditions in California.

Declines in the market for commercial property are causing commercial borrowers to suffer losses on their projects and they may be unable to repay their loans. Defaults of these loans or further deterioration in the credit worthiness of any of these borrowers would further negatively affect our financial condition, results of operations and prospects. Declines in housing prices and the supply of existing houses for sale are causing residential developers who are our borrowers to also suffer losses on their projects and encounter difficulty in repaying their loans. Since the third quarter of 2007, we have significantly increased our provision for loan and lease losses as a result of these challenging conditions. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008, while our percentage of nonperforming assets to total loans and leases, loans held for sale and other real estate was 13.18% for the year ended December 31, 2010, compared to 15.85% in 2009 and 3.52% in 2008. Credit costs were elevated through 2010 and we cannot assure you that we will have an adequate provision for loan and lease losses to cover future losses. If we suffer greater losses than we are projecting, our recovery plan and the ability to improve our position will be materially adversely affected.

Difficult economic and market conditions have adversely affected our industry and continued economic slowdown in Hawaii or a worsening of current market conditions in general would result in additional adverse effects on us.

The U.S. economy entered into one of the longest economic recessions to have occurred since the Great Depression of the 1930’s in December 2007. Although general economic trends and market conditions have since stabilized to some degree, a continued economic slowdown in Hawaii or a worsening of current market conditions in general would likely result in additional adverse effects on us, including: (i) loan delinquencies may continue to increase; (ii) problem assets and foreclosures may continue to increase leading to more loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may continue to decrease; and (v) collateral for loans made by us, especially involving real estate, may continue to decline in value, in turn reducing customers’ borrowing power and reducing the value of assets and collateral associated with our existing loans.

The high concentration of commercial real estate and construction loans in our portfolio, combined with the deterioration in these sectors caused by the economic downturn, had and may continue to have a significantly more adverse impact on our operating results than many other banks across the nation. Although we have taken a number of steps to reduce our credit risk exposure over the past several quarters, we still had $302.8 million in nonperforming assets at December 31, 2010. If our borrowers continue to experience financial difficulty, or if property values securing our real estate loans decline further, we will continue to incur elevated credit costs due to the composition of our loan portfolio even if market conditions stabilize or improve.

Our allowance for loan and lease losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral or guarantees securing these loans may be insufficient to assure repayment. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008. Our current allowance for loan and lease losses may not be sufficient to cover future loan losses. We may experience significant loan losses that could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are regularly reevaluated and are based in part on:

•                  current economic conditions and their estimated effects on specific borrowers;

•                  an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance for loan and lease losses;

•                  results of examinations of our loan portfolios by regulatory agencies; and

•                  management’s internal review of the loan portfolio.

In determining the size of the allowance for loan and lease losses, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of the Consent Order and other regulatory input. If our assumptions prove to be incorrect, our current allowance for loan and lease losses may not be sufficient. Because of the uncertainty in the economy, volatility in the credit and real estate markets, including specifically, the deterioration in the Hawaii and California real estate markets and our high concentration of commercial real estate and construction loans, we made significant adjustments to our allowance for loan and lease losses in 2008, 2009 and 2010 and may need to make additional adjustments in the future.

Our ability to maintain adequate sources of funding and liquidity and required capital levels may be negatively impacted by the current economic environment which may, among other things, impact our ability to satisfy our obligations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources would have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include concerns regarding the continued deterioration in our financial condition, increased regulatory actions against us and a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the credit markets.

The management of liquidity risk is critical to the management of our business and our ability to service our customer base. In managing our balance sheet, our primary source of funding is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities’ markets, our financial condition, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our past and future financial condition or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, including regulatory capital ratios, results of operations and our business prospects.

If the level of deposits were to materially decrease, we would have to raise additional funds by increasing the interest that we pay on certificates of deposits or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on commercial and retail deposits, and to a lesser extent, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

Our line of credit with the FHLB serves as our primary outside source of liquidity. By virtue of the Consent Order, the bank is in default under its arrangement with the FHLB. Although the bank has not received any notice, the FHLB has the right to call all outstanding borrowings under this arrangement and is not obligated to make future advances. Our maximum borrowing term is limited to two years. The Federal Reserve discount window also serves as an additional outside source of liquidity. Borrowings under this arrangement are through the Federal Reserve’s secondary facility and are subject to providing additional information regarding the financial condition of the bank and reasons for the borrowing. The duration of borrowings from the Federal Reserve discount window are generally for a very short period, usually overnight. In the event that these outside sources of liquidity become unavailable to us, we will need to seek additional sources of liquidity, including selling assets. We cannot assure you that we will be able to sell assets at a level to allow us to repay borrowings or meet our liquidity needs.

In February 2009, our collateral arrangement with the FHLB converted from a blanket pledge arrangement to a physical possession arrangement whereby we are required to deliver certain original loan documents to the FHLB for the collateral securing our advances. In December 2010, the FHLB expanded the physical possession arrangement to require copies of all loan documents for the collateral securing advances. As a result, should the FHLB elect to call any of our outstanding borrowings, they would maintain possession of the collateral we pledged and could assume legal ownership of the assets in the event we are unable to meet our obligations.

We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market, or operational considerations that we may not be able to control.

In addition, the bank’s ability to accept brokered deposits has been restricted, and the interest rates we may pay are constrained, both of which could impact our liquidity.

In addition to the Consent Order, the Agreement and the MOU, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

In addition to the requirements of the Consent Order, the Agreement and the MOU, we are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the FRBSF, FDIC and DFI and may be subject to the rules and regulations promulgated by the Consumer Protection Bureau which was recently created pursuant to the Dodd-Frank Act. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth, impose fines on us or ultimately cease our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

•                  the capital that must be maintained;

•                  the kinds of activities that can be engaged in;

•                  the kinds and amounts of investments that can be made;

•                  the locations of offices;

•                  insurance of deposits and the premiums that we must pay for this insurance; and

•                  how much cash we must set aside as reserves for deposits.

In particular, President Obama signed the Dodd-Frank Act into law on July 21, 2010. The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the United States. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

While our 2010 audited financial statements assume we will continue our operations on a going concern basis, the opinion of our independent auditors on those financial statements contained an explanatory paragraph that there is substantial doubt about our ability to continue as a going concern.

The opinion of our independent auditors on our 2010 audited financial statements contained an explanatory paragraph that there is substantial doubt about our ability to continue as a going concern.  Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.  Although we recently completed our $325 million capital raise, if we sustain unanticipated losses or regulators take further action and we cannot continue as a going concern, our shareholders may lose all of their investment in the Company.

We may not be able to attract and retain skilled people.

Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in Hawaii with the knowledge and experience required to successfully implement our recovery plan. The more senior the executive, the more difficult it is to locate suitable candidates in the local market. Accordingly, in many circumstances, it is necessary for us to recruit potential candidates from the mainland. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment, particularly since in some circumstances, this would require that the employee relocate from the mainland to Hawaii, where other employment opportunities in the banking industry may be limited. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If we are not able to promptly recruit qualified personnel, which we require to conduct our operations, our business and our ability to successfully implement our recovery plan could be adversely affected.

The recent turnover in key positions in our finance and credit departments could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accurately accumulated by management, and recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and depend on the sufficiency of the personnel involved in those functions. There has been recent turnover in key positions in our finance and credit departments as part of the implementation of our recovery plan. We have also experienced significant turnover on our executive management team during fiscal 2010, including the appointments of a new Executive Chairman of the Board in June 2010, new Chief Financial Officer in August 2010 and new Chief Credit Officer in February 2011. The recent changes to our executive management team, combined with the turnover within our finance and credit departments, could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

A large percentage of our real estate loans are construction loans which involve the additional risk that a project may not be completed, increasing the risk of loss.

Approximately 17% of our real estate loan portfolio as of December 31, 2010 was comprised of construction loans. Seventy-three percent of these construction loans were in Hawaii while 27% were located on the mainland. Many of our construction loans are reliant upon sponsors and/or guarantors for additional support. Repayment of construction loans is dependent upon the successful completion of the construction project, on time and within budget, and the successful sale of a completed project or the conversion of the construction loan into a term loan. If a borrower is unable to complete a construction project or if the marketability or value of the completed development is impaired, proceeds from the sale of the subject property may be insufficient to repay the loan.

In recent periods, our construction loan portfolio has been significantly impacted by an increase in loan delinquencies and defaults, as well as declining collateral values resulting from the downturn in the commercial real estate markets in Hawaii and California and the significant negative impact this had on our borrowers, guarantors, and many of the projects securing our construction loans. Even if economic conditions stabilize or improve, our construction loan portfolio may continue to experience material credit losses due to our high concentration of loans with exposure to this sector, combined with the continuing uncertainty surrounding many of the projects securing our existing construction loans and the diminished capacity of many of our construction borrowers and guarantors.

A large percentage of our loans are collateralized by real estate and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

Our results of operations have been, and in future periods, will continue to be significantly impacted by the economy in Hawaii, and to a lesser extent, other markets we are exposed to including California. Approximately 84% of our loan portfolio as of December 31, 2010 was comprised of loans primarily collateralized by real estate, with the majority of these loans concentrated in Hawaii.

Deterioration of the economic environment in Hawaii, California or other markets we are exposed to, including a continued decline or worsening declines in the real estate market and single-family home resales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. As a result of our particularly high concentration of commercial real estate and construction loans, the risk within our portfolio is higher than many financial institutions and, as a result, our portfolio had been and remains particularly susceptible to significant credit losses during economic downturns and adverse changes in the real estate market. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that we will continue to experience elevated levels of credit losses and higher Provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of many of our commercial real estate borrowers and guarantors.

The Federal Home Loan Bank of Seattle has entered into a consent order with the Federal Housing Finance Agency. If our investment in the Federal Home Loan Bank of Seattle is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholder’s equity could decrease.

We own stock in the Federal Home Loan Bank of Seattle (“FHLB”). We hold this stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB’s advance program. The aggregate cost and fair value of our FHLB stock was $48.8 million as of December 31, 2010.

On October 25, 2010, the FHLB entered into a consent order with the Federal Housing Finance Agency (the “FHFA”), which requires the FHLB to take certain specified actions related to its business and operations. Following the filing of the FHLB’s second quarter 2011 quarterly report on Form 10-Q with the SEC, and once the FHLB reaches and maintains certain thresholds, the bank may begin repurchasing member capital stock at par. Further, the FHLB may again be in position to redeem certain capital stock from members and begin paying dividends once the FHLB:

•                  achieves and maintains certain other financial and operational metrics;

•                  remediates certain concerns regarding its oversight and management, asset improvement program, capital adequacy and retained earnings, risk management, compensation practices, examination findings, and information technology; and

•                  returns to a “safe and sound” condition as determined by the FHFA.

Any stock repurchases, redemptions and dividend payments will be subject to FHFA approval. There continues to be a risk that the FHLB may not be permitted to redeem capital stock from members and begin paying dividends in the future, and that our investment in FHLB stock could be impaired at some time in the future. If this occurs, our earnings and stockholders’ equity would be negatively impacted.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this “gap” will work against us and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our interest rate margin could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

•                  inflation;

•                  recession;

•                  changes in unemployment;

•                  the money supply;

•                  international disorder and instability in domestic and foreign financial markets; and

•                  governmental actions.

Our asset/liability management strategy may not be able to control our risk from changes in market interest rates and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. From time to time, we may reposition our assets and liabilities to reduce our net interest income volatility.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. Additionally, various out-of-state banks conduct significant business in the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

•                  the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•                  the ability to expand our market position;

•                  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•                  the rate at which we introduce new products and services relative to its competitors;

•                  customer satisfaction with our level of service; and

•                  industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

The soundness of our financial condition may also affect our competitiveness. Customers may decide not to do business with the bank due to its financial condition. In addition, our ability to compete is impacted by the limitations on our activities imposed under the Consent Order and the Agreement. We have and continue to face additional regulatory restrictions that our competitors may not be subject to, including reducing our commercial real estate loan portfolio, improving the overall risk profile of the Company and restrictions on the amount of interest we can pay on deposit accounts, which could adversely impact our ability to compete and attract and retain customers.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our deposit customers may pursue alternatives to deposits at our bank or seek higher yielding deposits causing us to incur increased funding costs.

We are facing increasing deposit-pricing pressures. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for the bank’s customers to transfer funds into alternative investments including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When the bank’s customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs. The bank’s financial condition compared to other top Hawaiian financial institutions may affect our customer’s decisions to keep their deposit accounts with us.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have a material adverse effect on our results of operations.

The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

Increases in deposit insurance premiums and special FDIC assessments may decrease our future earnings.

In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment, which was payable on September 30, 2009, is in addition to a planned increase in premiums and a change in the way regular premiums are assessed, which the FDIC previously approved. The cost of the special assessment was equal to five basis points of the bank’s total assets minus Tier 1 capital as of June 30, 2009 and resulted in a charge of approximately $2.5 million. On November 17, 2009, the FDIC issued new assessment regulations that require FDIC-insured institutions to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter 2009 and for all of 2010, 2011 and 2012; however certain financial institutions, including the bank, were exempted from the new prepayment regulations and will continue to pay their risk-based assessments on a quarterly basis. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011; however, in October 2010, the FDIC adopted a new DIF restoration plan pursuant to which the FDIC will forego the uniform three-basis point increase in initial assessment rates scheduled to take place on January 1, 2011 and maintain the current schedule of assessment rates for all depository institutions.

The recent assessment increases and special assessment discussed above, along with any future assessment increases and/or special assessments applicable to the bank, may increase our expenses and adversely impact our earnings.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. We do not yet know what interest rates other institutions may offer. Our interest expense will increase and our net interest margin will decrease if we have to offer higher rates of interest then we currently offer on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.

The value of certain securities in our investment securities portfolio may be negatively affected by disruptions in the market for these securities.

The market for certain investment securities held within our investment portfolio was impacted by the economic downturn over the past three years. Coupled with uncertainty surrounding the credit risk associated with the underlying collateral, this has caused discrepancies in valuation estimates obtained from third parties. We value some of our investments using cash flow and valuation models which include certain subjective estimates that we believe reflect the estimates a purchaser of such securities would use if such a transaction were to occur. The volatile market may affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks, in addition to interest rate risk typically associated with these securities. There can be no assurance that declines in market value associated with these disruptions will not result in impairment of these assets that may result in accounting charges that could have a material adverse effect on our consolidated financial statements and capital ratios.

Our business could be adversely affected by unfavorable actions from rating agencies.

Ratings assigned by ratings agencies to us, our affiliates or our securities may impact the decision of certain customers, in particular, institutions, to do business with us. A rating downgrade or a negative rating could adversely affect our deposits and our business relationships. On February 23, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank from CC to B- and removed the Company and the bank from Rating Watch Evolving. However, our ratings may not improve further and may be downgraded in the future if there are adverse developments concerning our business.

We rely on dividends from our subsidiaries for most of our revenue.

Because we are a holding company with no significant operations other than our bank, we depend upon dividends from our bank for a substantial portion of our revenues.

In addition to obtaining approval from the FDIC and DFI, Hawaii law only permits the bank to pay dividends out of retained earnings. Given that the bank had an accumulated deficit of $483.9 million at December 31, 2010, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank will be permitted to pay dividends for the foreseeable future.

In addition, even if the bank was able to pay us dividends, we do not anticipate paying cash dividends on our Common Shares in the foreseeable future.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to various legal claims and litigation.

From time to time, customers and others that we do business with make claims and take legal action against us for various business occurrences, including the performance of our fiduciary responsibilities. Regardless of whether these claims and legal actions  are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for our products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Even if these claims and legal actions do not result in a financial liability or reputational damage, defending these claims and actions have resulted in, and will continue to result in, increased legal and professional services costs, which adds to our noninterest expense and negatively impacts our operating results.

Risk Factors Related to Our Common Stock

The market price of our Common Shares has declined significantly and is volatile.

The trading price of our Common Shares has declined significantly since February 2007 when our stock price traded above $800.00 per share (after giving effect to the Reverse Stock Split). On February 22, 2011, the first trading day after the closing of the Private Placement and the TARP Exchange, the closing price of our Common Shares was $30.00 per share. On [   ], 2011, the closing price of our Common Shares was $[   ] per share. The per share purchase price in the Private Placement was $10. The trading price of our Common Shares may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our Common Shares. Among the factors that could affect our stock price are:

•                  failure to comply with all of the requirements of the Consent Order, the Agreement and the MOU, and the possibility of resulting action by the regulators;

•                  the per share purchase price in the Private Placement

•                  further deterioration of asset quality;

•                  the incurrence of continuing losses;

•                  actual or anticipated quarterly fluctuations in our operating results and financial condition;

•                  changes in revenue or earnings/losses estimates or publication of research reports and recommendations by financial analysts;

•                  failure to meet analysts’ revenue or earnings/losses estimates;

•                  speculation in the press or investment community;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  additions or departures of key personnel;

•                  fluctuations in the stock price and operating results of our competitors;

•                  future sales of our Common Shares, including sales of our Common Shares in short sale transactions;

•                  general market conditions and, in particular, developments related to market conditions for the financial services industry;

•                  proposed or adopted regulatory changes or developments;

•                  anticipated or pending investigations, proceedings or litigation that involve or affect us; or

•                  domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, have experienced significant volatility over the past few years. In addition, the trading volume in our Common Shares may fluctuate more than usual and cause significant price variations to occur. In addition, sales of shares by Investors and the Treasury may cause our share price to decrease. Accordingly, the Common Shares that you purchase may trade at a price lower than that at which they were purchased. Volatility in the market price of our Common Shares may prevent individual shareholders from being able to sell their shares when they want or at prices they find attractive.

A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

Our Common Shares are equity and therefore are subordinate to our subsidiaries’ indebtedness and preferred stock.

Our Common Shares are equity interests and do not constitute indebtedness. As such, Common Shares will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. As of December 31, 2010, we had $105.0 million in face amount of trust preferred securities outstanding and accrued and unpaid dividends thereon of $5.1 million. Additionally, holders of Common Shares are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. Our Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our Common Shares with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the Common Shares, then the rights of holders of our Common Shares or the market price of our Common Shares could be adversely affected.

There is a limited trading market for our Common Shares and as a result, you may not be able to resell your shares at or above the price you pay for them.

Although our Common Shares are listed for trading on the NYSE, the volume of trading in our Common Shares is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

Our Common Shares are not insured and you could lose the value of your entire investment.

An investment in our Common Shares is not a deposit and is not insured against loss by the government.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the SEC, in press releases and in oral and written statements made by or with the approval of us that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Central Pacific Financial Corp. or its management or Board of Directors, including those relating to regulatory actions, business plans, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. .

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

•                  the effect of and our failure to comply with all of the requirements of the Consent Order, the Agreement, the MOU and any further regulatory actions;

•                  our ability to execute on our recovery plan;

•                  oversupply of inventory and adverse conditions in the Hawaii and California real estate markets and further weakness in the construction industry;

•                  adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, further deterioration in asset quality and further losses in our loan portfolio;

•                  the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis and earthquakes) on the Company’s business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business

•                  deterioration or malaise in economic conditions, including the continued destabilizing factors in the financial industry and continued deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;

•                  the impact of regulatory action on the Company and the bank and legislation affecting the banking industry;

•                  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•                  the impact of the Dodd-Frank Act, other regulatory reform, including but not limited to government-sponsored enterprise reform, and any related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions;

•                  the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

•                  the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “FRB”);

•                  inflation, interest rate, securities market and monetary fluctuations;

•                  movements in interest rates;

•                  negative trends in our market capitalization and adverse changes in the price of our Common Shares;

•                  political instability;

•                  acts of war or terrorism;

•                  changes in consumer spending, borrowings and savings habits;

•                  technological changes;

•                  changes in the competitive environment among financial holding companies and other financial service providers;

•                  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•                  ability to retain and attract skilled employees;

•                  changes in our organization, compensation and benefit plans; and

•                  our success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

PLAN OF DISTRIBUTION

We are registering the Common Shares covered by this prospectus to permit Selling Shareholders to conduct public secondary trading of the Common Shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Common Shares offered by this prospectus. The aggregate proceeds to the Selling Shareholders from the sale of the Common Shares will be the purchase price of the Common Shares less any discounts and commissions. A Selling Shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of Common Shares to be made directly or through agents.

The Common Shares offered by this prospectus may be sold from time to time to purchasers:

•                  directly by the Selling Shareholders and their successors, which include their donees, pledgees or transferees or their successors-in-interest, or

•                  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Shareholders or the purchasers of the Common Shares. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved, provided that in compliance with Financial Industry Regulatory Authority guidelines the maximum compensation to any underwriter, broker-dealer or agent in connection with any sale of Common Shares by a Selling Shareholder pursuant to this prospectus will not exceed 8% of the total offering price of the Common Shares by the Selling Shareholder.

The Selling Shareholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Common Shares by such Selling Shareholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The Common Shares may be sold in one or more transactions at:

•                  fixed prices;

•                  prevailing market prices at the time of sale;

•                  prices related to such prevailing market prices;

•                  varying prices determined at the time of sale; or

•                  negotiated prices.

The sales may be effected in one or more transactions:

•                  on any national securities exchange or quotation on which the Common Shares may be listed or quoted at the time of the sale;

•                  in the over-the-counter market;

•                  in transactions other than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options (including the issuance by the Selling Shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•                  in a public auction;

•                  through the settlement of short sales; or

•                  through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the Common Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•                  engage in short sales of the Common Shares in the course of hedging their positions;

•                  sell the Common Shares short and deliver the Common Shares to close out short positions;

•                  loan or pledge the Common Shares to broker-dealers or other financial institutions that in turn may sell the Common Shares;

•                  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Common Shares, which the broker-dealer or other financial institution may resell under the prospectus; or

•                  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any Selling Shareholders and any underwriter, broker-dealer or agent regarding the sale of the Common Shares by the Selling Shareholders.

The Common Shares are listed on the NYSE under the symbol “CPF.”

There can be no assurance that any Selling Shareholder will sell any or all of the Common Shares under this prospectus. Further, we cannot assure you that any such Selling Shareholder will not transfer, devise or gift the Common Shares by other means not described in this prospectus. The Common Shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The Common Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The Selling Shareholders and any other person participating in the sale of the Common Shares will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Common Shares by the Selling Shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares being distributed. This may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

We have agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration of the Common Shares, including all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for the Company and blue sky fees and expenses. The Selling Shareholders will be required to pay all discounts, selling commission and stock transfer taxes applicable to the sale of the Common Shares and fees and disbursements of counsel for any Selling Shareholder.

USE OF PROCEEDS

We will receive no proceeds from Common Shares sold by the Selling Shareholders.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of Common Shares by the Selling Shareholders. The Selling Shareholders acquired the Common Shares in our recapitalization. We will not receive any proceeds from the resale of the Common Shares by the Selling Shareholders. Except as described below, the Selling Shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The following table is based on information provided to us by the Selling Shareholders on or about February 25, 2011 and as of such date. Because the Selling Shareholders may sell all, some or none of the Common Shares, no estimate can be given as to the amount of Common Shares that will be held by the Selling Shareholders upon termination of this offering. For purposes of the table below, we have assumed that the Selling Shareholders will sell all of the Common Shares offered by this prospectus.

The percentages below are calculated based on 39,649,052 Common Shares issued and outstanding as of February 25, 2011.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent (2)	Common Shares Being Offered	Number of Common Shares Beneficially Owned	Percent (2)
Auxier Asset Management (3) 5285 Meadows Road, Suite 333 Lake Oswego, Oregon 97035	5,000	*	5,000	0	*
Barclays Bank PLC (4) 745 7th Avenue, 16th Floor New York, NY 10019	1,000,000	2.52%	1,000,000	0	*
Baupost Group Securities, L.L.C. (5) 10 St. James Avenue, Suite 1700 Boston, MA 02116	1,800,000	4.54%	1,800,000	0	*
Blackmon, Glen Lloyd P.O. Box 8362 The Woodlands, TX 77387	10,000	*	10,000	0	*
Blackmon, Janell B P.O. Box 8362 The Woodlands, TX 77387	5,000	*	5,000	0	*
The Blackmon Revocable Trust dated November 19, 1996 (6) P.O. Box 8362 The Woodlands, TX 77387	100,000	*	100,000	0	*
BHR Master Fund Ltd. (7) 545 Madison Avenue, Floor 20 New York, NY 10022	680,000	1.72%	680,000	0	*
BHR OC Master Fund Ltd. (8) 545 Madison Avenue, Floor 10 New York, NY 10022	370,000	*	370,000	0	*
Chrisman & Company, Inc. (9) 350 South Figueroa Street, Suite 550 Los Angeles, CA 90071	25,000	*	25,000	0	*
Citadel Global Equities Master Fund Ltd. (10) c/o Citadel Advisors LLC 131 S. Dearborn Street Chicago, IL 60603	192,665	*	192,665	0	*
Crescent 1, L.P. (11) c/o Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, NY 10022	210,000	*	210,000	0	*

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)	Percent (2)	Common Shares Being Offered	Number of Common Shares Beneficially Owned	Percent (2)
CRS Fund, Ltd. (12) c/o Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, NY 10022	220,500	*	220,500	0	*
Cyrus Opportunities Master Fund II, Ltd. (13) c/o Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, NY 10022	514,500	1.30%	514,500	0	*
Cyrus Select Opportunities Master Fund, Ltd. (14) c/o Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, NY 10022	105,000	*	105,000	0	*
East Rock Focus Fund, LP (15) c/o East Rock Focus Fund GP, LLC 10 East 53rd Street, 31st Floor New York, NY 10022	398,000	1.00%	398,000	0	*
East Rock Simco Endowment Fund, LP (16) c/o East Rock Focus Fund GP, LLC 10 East 53rd Street, 31st Floor New York, NY 10022	58,000	*	58,000	0	*
EREF Special Situations, LLC (17) c/o East Rock Focus Fund GP, LLC 10 East 53rd Street, 31st Floor New York, NY 10022	632,000	1.59%	632,000	0	*
LHK Capital Limited (18) Room 2102, 21/F Westlands Centre 20 Westlands Road Quarry Bay, Hong Kong	200,000	*	200,000	0	*
LMA SPC on behalf of the MAP 86 Segregated Portfolio (19) c/o Citadel Advisors LLC 131 S. Dearborn Street Chicago, IL 60603	7,345	*	7,345	0	*
Mariner — Tricadia Credit Strategies Master Fund, Ltd. (20) 780 Third Avenue, 29th Floor New York, NY 10017	220,000	*	220,000	0	*
National Mortgage & Finance Co., Ltd. (21) 1165 Bethel Street Honolulu, HI 96813	100,000	*	100,000	0	*
Redwood Master Fund, Ltd. (22) 910 Sylvan Avenue Englewood Cliffs, NJ 07632	800,000	2.02%	800,000	0	*
The Robert and Kathryn Heaney Living Trust dated August 23, 2006 (23) 1186 Sunrise Ridge Drive Lafayette, CA 94549	10,000	*	10,000	0	*

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned (1)		Percent (2)	Common Shares Being Offered		Number of Common Shares Beneficially Owned	Percent (2)
Senator Sidecar Master Fund LP (24) 1330 Avenue of the Americas, 26th Floor New York, NY 10019	1,200,000		3.03%	1,200,000		0	*
SGT Financials Recovery Fund, L.P. (25) 780 Third Avenue, 29th Floor New York, NY 10017	330,000		*	330,000		0	*
Shore, Steven (26) c/o East Rock Capital, LLC 10 East 53rd Street, 31st Floor New York, NY 10022	37,000		*	37,000		0	*
The Stephen E. Jackson Trust dated July 10 1985 (27) 6655 South Lewis Avenue, Suite 222 Tulsa, OK 74136	100,000		*	100,000		0	*
Sternberg, Stuart L. 85 Bellevue Avenue Rye, NY 10580	125,000		*	125,000		0	*
Structured Credit Opportunities Fund II, LP (28) 780 Third Avenue, 29th Floor New York, NY 10017	550,000		1.39%	550,000		0	*
TFO Financial Institutions Seeding Fund — Segregated Portfolio of TFO Master Opportunities SPC (29) c/o The Family Office co. BSC (c) 9th Floor, Al-Zamil Tower 31 Government Avenue, P.O. Box 18024 Manama Center 305 Kingdom of Bahrain	1,073,300		2.71%	1,073,300		0	*
Tradewind Capital Group, Inc. (30) 1132 Bishop Street, Suite 2450 Honolulu, HI 96813	500,000		1.26%	500,000		0	*
TRB Fund I LP (31) 767 Fifth Avenue, 12th Floor New York, NY 10153	800,000		2.02%	800,000		0	*
United States Department of the Treasury 1500 Pennsylvania Avenue Washington, D.C. 2022	5,699,405	(32)	14.35%	5,699,405	(32)	0	*
WCP Hawaii Holdings, LLC (33) c/o WCP Investment Manager, LLC 40 Danbury Road Wilton, CT 06897	500,000		1.26%	500,000		0	*

*                                         Less than 1 percent

(1)                      In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Common Shares over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of February 25, 2011. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2)                      In computing the percentage of shares beneficially owned by each person named above, any shares which the person has a right to acquire within sixty (60) days after February 25, 2011 are deemed outstanding for the purpose of computing the percentage of Common Stock beneficially owned by that person but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

(3)                      J. Jeffrey Auxier, president of Auxier Asset Management LLC, makes investment and voting decisions with respect to shares held by Auxier Asset Management LLC.

(4)                      Steve Stancarone, as assistant vice president of Barclays Bank PLC, makes investment and voting decisions with respect to shares held by Barclays Bank PLC.

(5)                     The Baupost Group, L.L.C., an investment adviser registered under the Investment Advisers Act of 1940, as amended, acts as a manager of Baupost Group Securities, L.L.C.  SAK Corporation is the manager of The Baupost Group, L.L.C. and Seth A. Klarman is the sole director and sole officer of SAK Corporation and is a controlling person of The Baupost Group, L.L.C.

(6)                      Glen Lloyd Blackmon and Janell B. Blackmon, as trustees of The Blackmon Revocable Trust DTD November 19, 1996, make investment and voting decisions with respect to shares held by The Blackmon Revocable Trust DTD November 19, 1996.

(7)                      Michael Thompson, as Managing Partner and Portfolio Manager and Steven Van Dyke, as Managing Partner of BHR Capital, LLC, the investment manager of BHR Master Fund, Ltd., make investment and voting decisions with respect to shares held by BHR Master Fund, Ltd. BHR Capital, LLC disclaims beneficial ownership of the shares held by BHR Master Fund, except to the extent of any pecuniary interest in the shares.

(8)                      Michael Thompson, as Portfolio Manager and Steven Van Dyke, as Chief Investment Officer of BHR Capital, LLC, the investment manager of BHR OC Master Fund, Ltd., make investment and voting decisions with respect to shares held by BHR OC Master Fund, Ltd. BHR Capital, LLC disclaims beneficial ownership of the shares held by BHR OC Master Fund, except to the extent of any pecuniary interest in the shares.

(9)                      Timothy R. Chrisman, as president and chief executive officer of Chrisman & Company, Inc. makes investment and voting decisions with respect to shares held by Chrisman & Company, Inc.

(10)                Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment adviser registered under the Investments Advisers Act of 1940, as amended, holds the voting power with respect to the shares held by Citadel Global Equities Master Fund Ltd. Citadel Holdings II LP is the managing member of Citadel Advisors LLC. Citadel Investment Group II, L.L.C. is the general partner of Citadel Holdings II LP. Kenneth Griffin the president and chief executive officer of, and owns a controlling interest in, Citadel Investment Group II, L.L.C. Citadel Investment Group II, L.L.C. and Kenneth Griffin may be deemed to be the beneficial owners of the shares through their control of Citadel Advisors LLC and/or certain other affiliated entities.

(11)                Stephen C. Freidheim, as sole managing member of Cyrus Capital Partners GP, LLC, the general partner of Cyrus Capital Partners, L.P., the investment manager of Crescent 1, L.P. makes investment and voting decisions with respect to shares held by Crescent 1, L.P. Stephen C. Freidheim disclaims beneficial ownership of the shares held by Crescent 1, L.P., except to the extent of any pecuniary interest in the shares.

(12)                Stephen C. Freidheim, as sole managing member of Cyrus Capital Partners GP, LLC, the general partner of Cyrus Capital Partners, L.P., the investment manager of CRS Fund, Ltd. makes investment and voting decisions with respect to shares held by CRS Fund, Ltd. Stephen C. Freidheim disclaims beneficial ownership of the shares held by CRS Fund, Ltd., except to the extent of any pecuniary interest in the shares.

(13)               Stephen C. Freidheim, as sole managing member of Cyrus Capital Partners GP, LLC, the general partner of Cyrus Capital Partners, L.P., the investment manager of Cyrus Opportunities Master Fund II, Ltd. makes investment and voting decisions with respect to shares held by Cyrus Opportunities Master Fund II, Ltd. Stephen C. Freidheim disclaims beneficial ownership of the shares held by Cyrus Opportunities Master Fund II, Ltd., except to the extent of any pecuniary interest in the shares.

(14)                Stephen C. Freidheim, as sole managing member of Cyrus Capital Partners GP, LLC, the general partner of Cyrus Capital Partners, L.P., the investment manager of Cyrus Select Opportunities Master Fund , Ltd. makes investment and voting decisions with respect to shares held by Cyrus Select Opportunities Master Fund , Ltd.

Stephen C. Freidheim disclaims beneficial ownership of the shares held by Cyrus Select Opportunities Master Fund , Ltd., except to the extent of any pecuniary interest in the shares.

(15)                Graham Duncan and Adam Shapiro, as managing principals of East Rock Focus Fund Management, LLC, the investment manager of East Rock Focus Fund, LP make investment and voting decisions with respect to shares held by East Rock Focus Fund, LP.

(16)                Graham Duncan and Adam Shapiro, as managing principals of East Rock Capital, LLC, the investment manager of East Rock Simco Endowment Fund, LP make investment and voting decisions with respect to shares held by East Rock Simco Endowment Fund, LP.

(17)                Graham Duncan and Adam Shapiro, as managing principals of East Rock Capital, LLC, the investment manager of East Rock Endowment Fund, LP, as the managing member of EREF Special Situations, LLC, make investment and voting decisions with respect to shares held by EREF Special Situations, LLC.

(18)                Tam Ping Lui, as chairman and chief executive officer of LHK Capital Limited, makes investment and voting decisions with respect to shares held by LHK Capital Limited.

(19)                Pursuant to an investment manager agreement, Citadel Advisors LLC, an investment adviser registered under the Investments Advisers Act of 1940, as amended, holds the voting and dispositive power with respect to the shares held by the LMA SPC, MAP 86 Segregate Portfolio. Citadel Holdings II LP is the managing member of Citadel Advisors LLC. Citadel Investment Group II, L.L.C. is the general partner of Citadel Holdings II LP. Kenneth Griffin the president and chief executive officer of, and owns a controlling interest in, Citadel Investment Group II, L.L.C. Citadel Investment Group II, L.L.C. and Kenneth Griffin may be deemed to be the beneficial owners of the shares through their control of Citadel Advisors LLC and/or certain other affiliated entities.

(20)                Arif Inayatullah and Michael Barnes, as partners of Tricadia Holdings, L.P., direct owner of Tricadia Capital Management, LLC, external manager of Mariner — Tricadia Credit Strategies Master Fund, Ltd., make investment and voting decisions with respect to shares held by Mariner — Tricadia Credit Strategies Master Fund, Ltd. All but Mariner — Tricadia Credit Strategies Master Fund, Ltd. disclaim beneficial ownership of the shares.

(21)                Franklin M. Tokioka II, as president of National Mortgage and Finance Co., Ltd., makes investment and voting decisions with respect to shares held by National Mortgage and Finance Co., Ltd. Bank director Duane Kurisu is a director of Tradewind Capital Group, Inc. and Island Holdings, Inc.  National Mortgage and Finance Co., Ltd. controls approximately 41% of the voting stock of Island Holdings, Inc. Company director Colbert Matsumoto is the president and a director of Tradewind Capital Group, Inc. and the president and a director of and holds a less than 5% ownership interest in Island Holdings, Inc. Former Company director Ronald Migita is a director of Island Insurance Company, Ltd., which is wholly-owned by Island Holdings, Inc.

(22)                Jonathan Kolatch, as director of Redwood Master Fund, Ltd., makes investment and voting decisions with respect to shares held by Redwood Master Fund, Ltd.

(23)                Robert Michael Heaney and Kathryn L. Heaney, as trustees of The Robert and Kathryn Heaney Living Trust, make investment and voting decisions with respect to shares held by The Robert and Kathryn Heaney Living Trust.

(24)                Senator Investment Group LP serves as the investment manager for this selling shareholder.  Douglas Silverman and Alexander Klabin are the managing members of Senator Investment Group LP and they may be deemed to exercise voting power or investment control over the securities stated as beneficially owned by this selling security holder.  Senator Sidecar Master Fund LP disclaims beneficial ownership of the shares.  The Senator Sidecar Master Fund’s partners may be deemed to have beneficial ownership shares held by the fund.

(25)                Arif Inayatullah and Michael Barnes, as partners of Tricadia Holdings, L.P., direct owner of Tricadia Capital Management, LLC, external manager of SGT Financials Recovery Fund, LP, make investment and voting decisions with respect to shares held by SGT Financials Recovery Fund, LP. All but SGT Financials Recovery Fund, LP disclaim beneficial ownership of the shares.

(26)                Graham Duncan and Adam Shapiro, as managing principals of East Rock Focus Fund Management, LLC, make investment and voting decisions with respect to shares held by Steven Shore.

(27)               Stephen E. Jackson, as trustee of the Stephen E. Jackson Revocable Trust DTD July 10, 1985, makes investment and voting decisions with respect to shares held by the Stephen E. Jackson Revocable Trust DTD July 10, 1985.

(28)                Arif Inayatullah and Michael Barnes, as partners of Tricadia Holdings, L.P., direct owner of Tricadia Capital Management, LLC, external manager of Structured Credit Opportunities Fund II, L.P., make investment and voting decisions with respect to shares held by Structured Credit Opportunities Fund II, L.P. All but Structured Credit Opportunities Fund II, L.P. disclaim beneficial ownership of the shares.

(29)                Abdulmohsin Al Omran, Mathew Hansen and Naji Nehme, as directors, and Dragomir Kolev, as the portfolio manager, of TFO Financial Institutions Seeding Fund, a segregated portfolio of TFO Master Opportunities SPC, make investment and voting decisions with respect to shares held by TFO Financial Institutions Seeding Fund, a segregated portfolio of TFO Master Opportunities SPC.

(30)                Franklin M. Tokioka, as chairman of Tradewind Capital Group, Inc., makes investment and voting decisions with respect to shares held by Tradewind Capital Group, Inc. Bank director Duane Kurisu is a director of Tradewind Capital Group, Inc. and Island Holdings, Inc.  National Mortgage and Finance Co., Ltd. controls approximately 41% of the voting stock of Island Holdings, Inc. Company director Colbert Matsumoto is the president and a director of Tradewind Capital Group, Inc. and the president and a director of and holds a less than 5% ownership interest in Island Holdings, Inc., which owns Tradewind Capital Group, Inc.

(31)                Timothy Barakett, as chairman of TRB Fund I LP, makes investment and voting decisions with respect to shares held by TRB Fund I LP.

(32)                Includes 79,288 shares issuable upon exercise of the Warrant.

(33)                WCP Real Estate Fund II, L.P., WCP Real Estate Fund II(A), L.P. and WCP Real Estate Fund II(B), L.P. are the managing members of WCP Hawaii Holdings, LLC. WCP Real Estate Fund II GP, LLC is the general partner of WCP Real Estate Fund II, L.P. and WCP Real Estate Fund II(A), L.P. WCP Real Estate Fund II(B) GP, LLC is the general partner of WCP Real Estate Fund II(B), L.P. WCP Investment Manager, LLC acts as (i) investment manager of WCP Real Estate Fund II, L.P., WCP Real Estate Fund II(A), L.P. and WCP Real Estate Fund II(B), L.P., and (ii) manager of WCP Real Estate Fund II GP and WCP Real Estate Fund II(B) GP, LLC. Sean F. Armstrong, as vice president of WCP Hawaii Holdings, LLC and principal of WCP Investment Manager, LLC, Wm. Gregory Geiger, as vice president of WCP Hawaii Holdings, LLC and principal of WCP Investment Manager, LLC, Russel S. Bernard, as president of WCP Hawaii Holdings, LLC and managing principal of WCP Investment Manager, LLC, and Marc Porosoff, as vice president and secretary of WCP Hawaii Holdings, LLC and principal and general counsel of WCP Investment Manager, LLC, make investment and voting decisions with respect to WCP Hawaii Holdings, LLC.

MARKET FOR COMMON SHARES AND DIVIDEND POLICY

Price Range of Common Shares

Our Common Shares are traded on the NYSE under the symbol “CPF.”

The following table sets forth the quarterly high and low sales prices of our Common Shares on the NYSE for the periods indicated after adjustment of all amounts to retroactively reflect the Reverse Stock Split:

	High	Low	Cash Dividends Per Common Share
Year Ended December 31, 2009
First Quarter	$204.40	$70.00	—
Second Quarter	199.40	73.60	—
Third Quarter	78.20	35.00	—
Fourth Quarter	54.00	15.80	—

Year Ended December 31, 2010
First Quarter	45.40	20.80	—
Second Quarter	77.60	30.00	—
Third Quarter	36.40	26.00	—
Fourth Quarter	31.80	23.20	—

Year Ending December 31, 2011
First Quarter (through February 22, 2011)	33.07	23.04	—

On February 22, 2011, the last closing sale price reported on the NYSE for our Common Shares was $30.00 per share.

Holders

As of February 22, 2011, there were 4,096 common shareholders of record.

Dividend Policy

The holders of our Common Shares share proportionately, on a per share basis, in all dividends and other distributions declared by our Board of Directors. On January 28, 2009, our Board of Directors suspended the payment of cash dividends to preserve capital during these challenging economic times. Accordingly, no cash dividends were declared on our Common Shares in 2010 and 2009. Dividends by the Company require the approval of the FRB, DFI and the Treasury. Dividends by the bank require the approval of the FDIC and DFI.

As a result of the Agreement effective July 2, 2010 and due to the terms of our trust preferred securities, our ability to pay dividends with respect to Common Shares is subject to obtaining approval from the FRBSF, DFI and the Treasury and is restricted until our obligations under our trust preferred securities are brought current. We will seek regulatory approval to pay all deferred payments under our trust preferred securities.  Under our exchange agreement with the Treasury, any dividend payment will continue to require the approval of the Treasury until the earlier of January 9, 2012 and such time as the Treasury ceases to own any of our or our affiliates’ securities. Additionally, our ability to pay dividends depends on our ability to obtain dividends from the bank. The bank, in addition to obtaining approval from the FDIC and DFI, is not permitted under Hawaii law to pay dividends except out of retained earnings. Given that the bank had an accumulated deficit of $483.9 million at December 31, 2010, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank or the Company will be paying cash dividends in the foreseeable future.

CAPITALIZATION AND PRO FORMA FINANCIAL INFORMATION

The following tables contain certain financial information as of December 31, 2010 and for the year ended December 31, 2010:

•                  on an actual basis; and

•                  on a pro forma as adjusted basis to give effect to the following transactions comprising our recapitalization: the Reverse Stock Split, the Private Placement, the TARP Exchange and the Rights Offering assuming the exercise of rights to purchase all 2,000,000 Common Shares in the Rights Offering for gross proceeds of $20 million.

These tables should be read together with our consolidated historical financial statements, the accompanying notes thereto and Management’s Discussion and Analysis in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated herein by reference.

Pro Forma Consolidated Balance Sheet

	As of December 31, 2010 (in thousands)
	Actual	Adjustments from Private Placement and TARP Exchange		Subtotal	Adjustments from Rights Offering		Pro Forma
Assets
Cash and due from banks	$61,725	$—		$61,725	$—		$61,725
Interest-bearing deposits in other banks	729,014	325,000	(1)	1,032,014	20,000	(1)	1,051,314
		(22,000	)(1)		(700	)(1)
Investment securities	705,345	—		705,345	—		705,345
Loans and leases	2,169,444	—		2,169,444	—		2,169,444
Less allowance for loan and lease losses	192,854	—		192,854	—		192,854
Net loans and leases	1,976,590	—		1,976,590	—		1,976,590
Other assets	465,377	—		465,377	—		465,377
Total assets	$3,938,051	$303,000		$4,241,051	$19,300		$4,260,351
Liabilities and Equity
Deposits	$3,132,947	$—		$3,132,947	$—		$3,132,947
Short-term borrowings	202,480	—		202,480	—		202,480
Long-term borrowings	459,803	—		459,803	—		459,803
Other liabilities	66,766	(11,357	)(2)	57,239	—		57,239
		1,830	(1)
Total liabilities	3,861,996	(9,527)		3,852,469	—		3,852,469
Equity:
Preferred stock	130,458	(130,458	)(1)	—	—		—
Common stock	404,167	325,000	(1)	762,399	20,000	(1)	781,699
		55,232	(1)		(700	)(1)
		(22,000	)(1)
Surplus	63,308	—		63,308	—		63,308
Accumulated deficit	(517,316)	84,753	(1)	(432,563)	—		(432,563)
Accumulated other comprehensive loss	(14,565)	—		(14,565)	—		(14,565)
Total shareholders’ equity	66,052	312,527		378,579	19,300		397,879
Non-controlling interest	10,003	—		10,003	—		10,003
Total equity	76,055	312,527		388,582	19,300		407,882
Total liabilities and equity	$3,938,051	$303,000		$4,241,051	$19,300		$4,260,351

Pro Forma Consolidated Statement of Operations

	For the year ended December 31, 2010 (in thousands, except per share amounts)
	Actual	Adjustments from Private Placement and TARP Exchange		Subtotal	Adjustments from Rights Offering		Pro Forma
Interest income	$160,754	$758	(3)	$161,512	$48	(3)	$161,560
Interest expense	42,101	—		42,101	—		42,101
Net interest income	118,653	758		119,411	48		119,459
Provision for loan losses	159,548	—		159,548	—		159,548
Net interest income after provision for loan losses	(40,895)	758		(40,138)	48		(40,089)
Noninterest income	57,036	—		57,036	—		57,036
Noninterest expense	267,094	—		267,094	—		267,094
Loss before provision for income taxes	(250,953)	758		(250,196)	48		(250,147)
Income tax expense	—	—		—	—		—
Net loss	(250,953)	758		(250,196)	48		(250,147)
Preferred stock dividends, accretion of discount and conversion of preferred stock to common stock	8,432	(84,753	)(1)	(76,321)	—		(76,321)
Net loss available to common shareholders	$(259,385)	$85,511		$(173,875)	$48		$(173,826)
Loss per share (basic and diluted)	$(171.13)			$(4.40)			$(4.18)
Weighted average common shares outstanding (basic and diluted)	1,516	38,023	(1)	39,539	2,000	(1)	41,539

(1)   The following table illustrates the impact of each of the transactions.  In connection with the TARP Exchange, preferred stock and accrued and unpaid dividends and interest thereon were converted to common stock and the Company amended the Treasury’s warrant to purchase 79,288 shares of common stock to reduce the exercise price from $255.40 per share to $10.00 per share.  As the Amended TARP Warrant includes a provision to adjust the exercise price for certain subsequent issuances of common stock that would result in dilution to the Amended TARP Warrant, the fair value of the Amended TARP Warrant using a Black-Scholes pricing model of $1,830 is recorded as other liabilities.  Estimated cash fees and expenses associated with the Private Placement and the TARP Exchange are $22,000 and estimated cash fees and expenses associated with the Rights Offering are $700.

($ in thousands)	Weighted average common shares outstanding	Interest- bearing Deposits in Other Banks	Other Liabilities	Preferred Stock	Common Stock	Retained Earnings
Beginning amounts	1,515,681	$729,014	$66,766	$130,458	$404,167	$(517,316)
Private Placement	32,500,000	325,000	—	—	325,000	—
TARP Exchange	5,523,200	—	(9,527)	(130,458)	55,232	84,753
Cash transaction costs	—	(22,000)	—	—	(22,000)	—
	39,538,881	$1,032,014	$57,239	$—	$762,399	$(432,563)
Rights Offering	2,000,000	20,000	—	—	20,000	—
Cash transaction costs	—	(700)	—	—	(700)	—
	41,538,881	$1,051,314	$57,239	$—	$781,699	$(432,563)

(2)   Accrued and unpaid dividends and interest as of December 31, 2010 totaled $11,357.  Accrued and unpaid dividends and interest as of February 18, 2011, the date of the TARP Exchange, totaled $12,326.  Actual common shares issued to the Treasury in the TARP Exchange totaled 5,620,117.

(3)   Assumes 25 basis points of earnings on net new cash which is recorded as additional interest income in the pro forma consolidated statement of operations.

DESCRIPTION OF CAPITAL STOCK

In this section, references to “the Company,” “we,” “our,” and “us” refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

The following is a summary description of our Common Shares. This description is not complete and is qualified in its entirety by reference to the provisions of our restated articles of incorporation and bylaws, the applicable provisions of the Hawaii Business Corporation Act (the “HBCA”) and the Tax Benefits Preservation Plan, dated as of November 23, 2010. Our restated articles of incorporation and amended bylaws are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010 and our Tax Benefits Preservation Plan, dated as of November 23, 2010, is filed as an exhibit to our Current Report on Form 8-K filed on November 24, 2010 (see “Where You Can Find More Information”).

Our authorized common stock consists of 185,000,000 shares of common stock, no par value per share, which remains unchanged after the Reverse Stock Split. As of February 25, 2011, which followed the Reverse Stock Split, 39,649,052 Common Shares were issued and outstanding. Our Common Shares were held by 4,096 shareholders of record as of February 25, 2011. Our outstanding Common Shares are fully paid and nonassessable. The issued Common Shares represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured. In addition, the Treasury holds a warrant to purchase 79,288 Common Shares, subject to adjustment.

Dividend Rights

Holders of our Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of any funds legally available for dividends. There are currently several limitations on our ability to pay dividends. For more information, see “Market for Common Shares and Dividend Policy.”

Liquidation and Dissolution

In the event of our liquidation or dissolution, the holders of Common Shares are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Shares are not entitled to a liquidation preference in respect of those shares.

No Preemptive or Conversion Rights

Holders of Common Shares generally do not have preemptive rights to purchase additional Common Shares and have no conversion or redemption rights under our restated articles of incorporation or the HBCA.

The Investors have certain contractual preemptive rights. Please see the Investment Agreements and the form of subscription agreement, filed as exhibits to the Company’s Current Report on Form 8-K filed on November 5, 2010, December 27, 2010 and February 11, 2011.

Voting Rights

Holders of our Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Tax Benefits Preservation Plan

We have generated significant net operating losses carry-overs as a result of our recent losses. Our ability to use these net operating loss carry-forwards to offset future taxable income will be limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation’s common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become a Threshold Holder.

In connection with the Tax Benefits Preservation Plan, the Board of Directors declared a dividend of one preferred share purchase right (a “Preferred Share Purchase Right”) in respect of each Common Share outstanding as of November 30, 2010 and to become outstanding during the term of the plan. Each Preferred Share Purchase Right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Preferred Share Purchase Rights will become exercisable by holders of those rights (other than the Threshold Owner) upon certain triggering events, such as any person becoming a Threshold Holder. Prior to such a triggering event, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Preferred Share Purchase Rights at an exchange ratio of one Common Share per Preferred Share Purchase Right, subject to adjustments and limitations described in the Tax Benefits Preservation Plan. For more information on our Tax Benefits Preservation Plan, see our Form 8-A and Form 8-K, and the related exhibits, filed with the SEC on November 24, 2010.

To further protect our tax benefits, on January 26, 2011, our Board of Directors approved the Protective Charter Amendment. At our annual meeting of shareholders on April 27, 2011, we intend to propose the Protective Charter Amendment for shareholder approval. The Protective Charter Amendment also does not guarantee that we will not experience an ownership change.

Restrictions on Ownership – Bank Holding Company Act

The Bank Holding Company Act of 1956 (the “BHCA”) requires any “bank holding company” (as defined in the BHCA) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding Common Shares. Any holder of 25% or more of our outstanding Common Shares, other than an individual, is subject to regulation as a bank holding company under the BHCA. In addition, any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding Common Shares under the Change in Bank Control Act of 1978.

Anti-Takeover Effects of Hawaii Law

The Hawaii Control Share Acquisitions Act (the “CSA Act”) is applicable to CPF and is designed to inhibit hostile acquisitions by restricting Control Share Acquisitions. A Control Share Acquisition is the acquisition of shares of an issuer resulting in beneficial ownership of a new range of voting power (with thresholds for the ranges starting at 10% and set at 10% intervals up to a majority) for the election of directors. Certain acquisitions are exempt from the CSA Act, including acquisitions from the issuer or where the issuer’s prior approval has been obtained. The CSA Act prohibits the consummation of a Control Share Acquisition unless each such acquisition is separately approved by a majority of the corporation’s outstanding shares (excluding shares beneficially owned by the acquiring person) and  imposes certain state law disclosure and timing requirements. If a Control Share Acquisition is made without the requisite shareholder approval, then, for a period of one year after the acquisition, the shares acquired by the acquiring person will (i) be denied voting rights, (ii) be non-transferable, and (iii) be subject to redemption at the option of the corporation either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

Thus, under certain circumstances, the CSA Act may make it more difficult for an acquiring person to exercise control over the Company due to the limitations placed on that person’s ability to vote the shares so acquired and the right of the Company to acquire the subject shares. The foregoing discussion of the CSA Act is qualified in its entirety by the text of the CSA Act.

Anti-Takeover Provisions in the Restated Articles and Bylaws

The following discussion is a general summary of certain provisions of the restated articles of incorporation, and amended bylaws of the Company which may be deemed to have an “anti-takeover” effect.

Classified Board of Directors. On August 26, 2009, our Board of Directors adopted an amendment to the Company’s Bylaws which eliminated the Company’s classified board structure. Under the amendment to the Bylaws, directors elected prior to the 2010 annual meeting of the stockholders will continue to hold office until the expiration of the three-year terms for which they were elected. Each director who is elected or appointed at or after the 2010 annual meeting of stockholders will hold office until the next annual meeting of shareholders. Paul J. Kosasa’s term as director will expire at the time of the 2012 annual meeting. The terms of all other directors, which are the newly constituted board as of the completion of the recapitalization, expire at the time of the 2011 annual meeting unless they are re-elected. Until our Board of Directors is fully declassified, the classified nature of our Board of Directors could have the effect of delaying, deferring or preventing a change in control of the Company.

Advance Notice Requirement for Director Nominations. Our bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Secretary of the Company at the principal executive office. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the executive office of the corporation not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, the shareholder’s notice shall be given in the manner provided herein by the later of (i) the close of business on the date 90 days prior to the meeting date or (ii) the tenth day following the date the meeting is first publicly announced or disclosed, and (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is publicly announced or disclosed.

No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

Filling of Vacancies. Vacancies on the Board of Directors caused by the death, resignation, disqualification or otherwise, of any director who was previously duly elected, may be filled by the remaining members of the Board, though less than a quorum, and each person so elected shall be a director until his or her successor is elected by the shareholders. Vacancies resulting from an increase in the number of directors may be filled only by members of the Board of Directors. As a result, new directors added to the Board of Directors to fill vacancies may not be up for shareholder election at the next annual meeting as a result of the classification of the Board. The overall effect of these provisions may be to prevent a person or entity from immediately acquiring Board control.

Supermajority Shareholder Vote to Call a Special Shareholders Meeting to Amend Bylaws. Subject to repeal or change at any regular meeting of the shareholders, or at any special meeting called for that purpose by the vote of the holders of eighty percent (80%) of the outstanding shares entitled to vote at such meeting, the power to alter, amend or repeal our bylaws or adopt new bylaws is vested in the Board of Directors. The supermajority vote required to call a special meeting of shareholders to amend the bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments adopted by the shareholders at a special meeting is an important element of the takeover strategy.

Fair Price Provisions Involving Business Combinations. Our restated articles of incorporation contains a “fair price” provision that applies to certain business combination transactions involving any interested shareholder, which is (i) any person that beneficially owns more than 10% of our voting stock or (ii) any affiliate of the Company that within the past five years beneficially owned more than 10% of our voting stock. This provision requires the affirmative vote of the holders of at least 75% of our voting stock to approve specified transactions between an interested shareholder or its affiliate and us or our subsidiaries, including:

•                  any merger or consolidation;

•                  any sale, lease, license, exchange, pledge, transfer or other disposition of assets (in one transaction or a series of transactions) having a fair market value of $2 million or more;

•                  the issuance or transfer of any of our securities or any of our subsidiaries’ securities by us or any of our subsidiaries to an interested shareholder or its affiliates having a fair market value of $2 million or more;

•                  the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested shareholder or its affiliate; and

•                  any reclassification of securities (including any reverse stock split), recapitalization, merger or consolidation of our company with any of our subsidiaries or other transaction (whether or not involving an interested shareholder) that has the effect of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities or those of our subsidiaries owned by an interested shareholder or its affiliate.

This voting requirement will not apply to any particular transaction approved by a majority vote of the directors who are unaffiliated with the interested shareholder and who were members of our Board of Directors before the latter of the first public announcement of the terms of the proposed business combination and the day the interested shareholder became a shareholder and any successor to such directors who were unaffiliated with the interested shareholder and recommended to the Board of Directors by a majority of such directors. This voting requirement will also not apply to any transaction involving the payment of consideration to holders of our outstanding Common Shares in which certain minimum “fair price” and procedural requirements are met.

This “fair price” provision could have the effect of delaying or preventing a change in control of our company in a transaction of series of transactions that does not satisfy the stated criteria.

Preferred Stock. Our restated articles of incorporation allow our Board of Directors to issue up to 1,000,000 shares of preferred stock, no par value per share. The Board of Directors also has the authority to designate the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of our company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our Common Shares.

DESCRIPTION OF TARP WARRANT

In this section, references to “the Company,” “we,” “our,” and “us” refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

The following is a brief description of the amended warrant that was issued to the Treasury on February 18, 2011 (the “Amended TARP Warrant”). The description of the Amended TARP Warrant contained in this section is qualified in its entirety by the actual terms of the Amended TARP Warrant, a form of which is attached as an exhibit to our Current Report on Form 8-K filed on February 22, 2011 and incorporated by reference into this prospectus.

Common Shares Subject to the Amended TARP Warrant

The Amended TARP Warrant is initially exercisable for 79,288 Common Shares.

Exercise of the Amended TARP Warrant

The initial exercise price applicable to the Amended TARP Warrant is $10 per Common Share. The Amended TARP Warrant may be exercised at any time on or before February 18, 2021 by surrender of the Amended TARP Warrant and a completed notice of exercise attached as an annex to the Amended TARP Warrant and the payment of the exercise price for the Common Shares for which the Amended TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of Common Shares issuable upon exercise of the Amended TARP Warrant equal to the value of the aggregate exercise price of the Amended TARP Warrant determined by reference to the market price of our Common Shares on the trading day on which the Amended TARP Warrant is exercised or, if agreed to by us and the holder of the Amended TARP Warrant, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Amended TARP Warrant is subject to the further adjustments described below under the heading “—Adjustments to the Amended TARP Warrant.”

Upon exercise of the Amended TARP Warrant, certificates for the Common Shares issuable upon exercise will be issued to the holder of the Amended TARP Warrant. We will not issue fractional shares upon any exercise of the Amended TARP Warrant. Instead, the holder of the Amended TARP Warrant will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the Amended TARP Warrant (less the pro-rated exercise price of the Amended TARP Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Amended TARP Warrant. We will at all times reserve the aggregate number of Common Shares for which the Amended TARP Warrant may be exercised. We have listed the Common Shares issuable upon exercise of the Amended TARP Warrant with the NYSE.

Rights as a Shareholder

The holder of the Amended TARP Warrant shall have no rights or privileges of the holders of our Common Shares, including any voting rights, until (and then only to the extent) the Amended TARP Warrant has been exercised.

Transferability and Assignability

The Amended TARP Warrant, and all rights under the Amended TARP Warrant, are transferable and assignable.

Adjustments to the Amended TARP Warrant

Adjustments in Connection with Stock Dividends, Stock Splits, Subdivisions, Reclassifications and Combinations.

The number of shares for which the Amended TARP Warrant may be exercised and the exercise price applicable to the Amended TARP Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our Common Shares, subdivide, combine or reclassify outstanding Common Shares.

Certain Issuances.

Until the earlier of February 18, 2014 and the date the Treasury no longer holds the Amended TARP Warrant (and other than in certain permitted transactions described below), if we issue any Common Shares (or securities convertible or exercisable into Common Shares) at a price per share less than the applicable per share warrant exercise price, then the exercise price under the Amended TARP Warrant shall be adjusted to equal the consideration per Common Share received by the Company in connection with such issuance, and the number of Common Shares into which the Amended TARP Warrant is exercisable will be adjusted. Permitted transactions include issuances:

•                  as consideration for or to fund the acquisition of businesses and/or related assets at fair market value;

•                  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•                  in connection with public or broadly marketed offerings and sales of Common Shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•                  in connection with the exercise of preemptive rights on terms existing as of the Amended TARP Warrant issue date.

Other Distributions.

If we declare any dividends or distributions other than stock dividends, the exercise price of the Amended TARP Warrant will be adjusted to reflect such distribution.

Certain Repurchases.

If we effect a pro rata repurchase of Common Shares both the number of shares issuable upon exercise of the Amended TARP Warrant and the exercise price will be adjusted.

Business Combinations.

In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the Amended TARP Warrant holder’s right to receive Common Shares upon exercise of the Amended TARP Warrant shall be converted into the right to exercise the Amended TARP Warrant for the consideration that would have been payable to the Amended TARP Warrant holder with respect to the Common Shares for which the Amended TARP Warrant may be exercised, as if the Amended TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain United States federal income tax consequences to U.S. holders and Non-U.S. holders (both as defined below) of the ownership of shares of Common Stock.

You are a U.S. holder if you are a beneficial owner of shares of Common Stock and you are:

•                  an individual citizen or resident of the United States;

•                  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to United States federal income tax regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined in the United States Internal Revenue Code of 1986, as amended (the “Code”), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

You are a “Non-U.S. Holder” if you are a beneficial owner of Common Stock and are not a U.S. Holder and are not a partnership or other entity treated as a partnership for United States federal income tax purposes.

The following discussion is based upon the provisions of the Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Further, this discussion assumes that the shares of Common Stock will be held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder that may be subject to special tax rules, including, without limitation:

•                  banks, insurance companies or other financial institutions;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  dealers in securities or commodities;

•                  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•                  tax-exempt organizations;

•                  persons liable for alternative minimum tax;

•                  persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

•                  persons whose “functional currency” is not the United States dollar.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the ownership of shares of Common Stock.

This discussion addresses only certain aspects of United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the ownership of shares of Common Stock in your particular circumstances.

Ownership of Common Stock

U.S. Holders

Dividends

In general, distributions with respect to Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. holder may qualify for a dividends-received deduction and dividends received by non-corporate U.S. holders, including individuals, may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations apply.

Gain on Disposition of Common Stock

Upon the sale or other disposition of Common Stock, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Common Stock.  Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Dividends

Except as described below, if you are a Non-U.S. holder of Common Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.  Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•                  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•                  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•                  you are a non-United States person, and

•                  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate Non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a Non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

•                  the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•                  you are an individual, you hold the Common Stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•                  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders.  Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Federal Estate Taxes

Common Stock held by a Non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a Non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding.  You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•                  dividend payments and

•                  the payment of the proceeds from the sale of Common Stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•                  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•                  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•                  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•                  you otherwise establish an exemption.

Payment of the proceeds from the sale of Common Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Common Stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•                  the proceeds are transferred to an account maintained by you in the United States,

•                  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•                  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of Common Stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•                  a United States person,

•                  a controlled foreign corporation for United States tax purposes,

•                  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•                  a foreign partnership, if at any time during its tax year:

•                  one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•                  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.  Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

The validity of the Common Shares offered by this prospectus and certain other legal matters will be passed upon for us by Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp.

EXPERTS

Our consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or our website at www.centralpacificbank.com. Written requests for copies of the documents we file with the SEC should be directed to Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

[   ], 2011

Up to 18,487,715 Shares of Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution*

Securities and Exchange Commission Registration Fee		$62,541
Printing Expenses	$	[ ]
Accounting Fees and Expenses	$	[ ]
Legal Fees and Expenses	$	[ ]
Miscellaneous Expenses	$	[ ]
Total	$	[ ]

*                 All expenses are estimates

Item 14. Indemnification of Directors and Officers

Section 414-242 of the HBCA provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if:

•                  the individual conducted himself or herself in good faith and the individual reasonably believed (i) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and (ii) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation; and

•                  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; or

•                  the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party because the director was a director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because the director is a director of the corporation if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA a director may apply for and obtain indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

Further, under Section 414-246 of the HBCA, indemnification may be made only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard, with such determination to be made:

•                  by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director’s judgment when voting on the decision being made;

•                  by special legal counsel; or

•                  by a majority vote of the shareholders.

Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the officer is an officer of the corporation:

•                  to the same extent as a director; and

•                  if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the Board of Directors, or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

The above-described provision applies to an officer who is also a director if the basis on which officer is made a party to the proceeding is an act or omission solely as an officer. Further an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

The HBCA also provides that a corporation may include indemnification provisions in its articles of incorporation that are broader than the foregoing provisions, except as limited by Section 414-32 of the HBCA. Our Restated Articles of Incorporation, as amended, provide that, to the fullest extent permitted by the HBCA, no director of the Company shall be liable to the Company or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director.

Pursuant to our Restated Bylaws, as amended, we are obligated to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or of any division of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In addition, our Restated Bylaws, as amended, provide that we shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or of any division of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of the Company or of any division of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to this Company unless and only to the extent that the court in which such action or suit was brought or in any other court having jurisdiction in the premises shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee or agent of the Company or of any division of the Company, or a person serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the above two paragraphs, or in defense of any claim, issue or matter therein, our Restated Bylaws, as amended, require that we indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Nevertheless, pursuant to our Restated Bylaws, as amended, unless ordered by a court, any indemnification pursuant to the bylaw provisions summarized above must be authorized in the specific case by a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the applicable provisions of our Restated Bylaws, as amended. Such determination shall be made:

•                  by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or

•                  if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion to the corporation, or

•                  by a majority vote of the shareholders.

Our Restated Bylaws, as amended, provide that expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in a particular case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company.

Any indemnification pursuant to our Restated Bylaws, as amended, shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled and shall continue as to the person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The indemnification provisions in our Restated Bylaws, as amended, are effective with respect to any person who is a director, officer, employee or agent of the Company at any time on or after the date of incorporation of the Company with respect to any action, suit or proceeding pending on or after that date, by reason of the fact that he or she is or was, before or after that date, a director, officer, employee or agent of the Company or is or was serving, before or after that date, at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

We have purchased insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against such liability under the provisions of our Restated Bylaws, as amended.

Item 15. Recent Sales of Unregistered Securities

The TARP Capital Purchase Program. On January 9, 2009, pursuant to the TARP Capital Purchase Program, in consideration for an aggregate cash purchase price of $135 million, the Company issued and sold to the Treasury in a private placement transaction:

•                  135,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share ($135 million aggregate liquidation preference), and

•                  a warrant to purchase up to 79,288 Common Shares with an exercise price of $255.40 per share (before giving effect to the Reverse Stock Split, the warrant granted its holder the right to purchase 1,585,748 Common Shares with an exercise price of $12.77 per share). Pursuant to the Exchange Agreement discussed below, this warrant was amended to, among other things, reflect an exercise price of $10 per share.

The issuance and sale of the TARP Preferred Stock and warrant were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

The Investment Agreements. On February 18, 2011, pursuant to the terms of the Investment Agreements, the Company issued to each Lead Investor 9,463,095 Common Shares at a purchase price of $10 per share. The aggregate consideration paid to the Company by each Lead Investor in consideration for these securities was $94,630,950 in cash. The issuance of the Common Shares to the Lead Investors was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

The Subscription Agreements. On February 18, 2011, pursuant to the terms of the subscription agreements, the Company issued to the Additional Investors an aggregate of 13,033,310 Common Shares at a purchase price of $10 per share. The aggregate consideration paid to the Company by the Additional Investors in consideration for these securities was $130,333,100 in cash. The issuance of the Common Shares to the Additional Investors was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Exchange Agreement with Treasury. On February 18, 2011, pursuant to the terms of the Exchange Agreement, the Company and the Treasury exchanged all of the TARP Preferred Stock and all accrued and unpaid interest on the TARP Preferred Stock into 5,620,117 Common Shares. In addition, the warrant issued to the Treasury was amended to, among other things, reflect an exercise price of $10 per share. The issuance of the Common Stock to the Treasury was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

See the Exhibit Index filed as part of this registration statement

(b)   Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Honolulu, Hawaii, on this 25 day of February, 2011.

CENTRAL PACIFIC FINANCIAL CORP.
(Registrant)
/s/ John C. Dean
John C. Dean
Executive Chairman

POWER OF ATTORNEY

Each of the undersigned hereby appoints each of John C. Dean and Glenn K.C. Ching as attorney-in-fact and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including post-effective amendments) to this registration statement, any other registration statements and exhibits thereto that is the subject of this registration statement filed pursuant to Rule 462 under such Act, and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby, with full power and authority to do and perform any and all acts and things as may be necessary or desirable in furtherance of such registration.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C. Dean	Executive Chairman (Principal Executive Officer)	February 25, 2011
John C. Dean

/s/ Lawrence D. Rodriguez	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2011
Lawrence D. Rodriguez

/s/ Alvaro J. Aguirre	Director	February 25, 2011
Alvaro J. Aguirre

/s/ James F. Burr	Director	February 25, 2011
James F. Burr

/s/ Christine H.H. Camp	Director	February 25, 2011
Christine H.H. Camp

/s/ Earl E. Fry	Director	February 25, 2011
Earl E. Fry

/s/ Paul J. Kosasa	Director	February 25, 2011
Paul J. Kosasa

/s/ Colbert M. Matsumoto	Director	February 25, 2011
Colbert M. Matsumoto

/s/ Crystal K. Rose	Director	February 25, 2011
Crystal K. Rose

EXHIBIT INDEX

Exhibit No.	Document
3.1	Restated Articles of Incorporation of the Registrant (1).

3.2	Bylaws of the Registrant, as amended (2)

4.1	Form of Amended and Restated Warrant to purchase up to 79,288 shares of Common Stock, issued on February 18, 2011 (3).

4.2

Tax Benefits Preservation Plan, dated as of November 23, 2010, between the Registrant and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Rights as Exhibit C (4).

5.1	Opinion of Glenn K.C. Ching *

10.1	License and Service Agreement dated December 23, 2004 by and between the Registrant and Fiserv Solutions, Inc. (5).

10.2	Split Dollar Life Insurance Plan (6) (7).

10.3	Central Pacific Bank Supplemental Executive Retirement Plan (7) (8).

10.4	The Registrant’s 1997 Stock Option Plan, as amended (7) (8).

10.5	The Registrant’s Directors’ Deferred Compensation Plan (7) (9).

10.6	The Registrant’s 2004 Stock Compensation Plan, as amended (7) (10).

10.7	Amendment No. 2008-1 to the Registrant’s 2004 Stock Compensation Plan (5) (7).

10.8	Compensation Agreement, effective as of September 14, 2004, by and between the Registrant and Clinton L. Arnoldus (7) (11).

10.9	Form of Restricted Stock Award Agreement (7) (10).

10.10	Supplemental Executive Retirement Agreement for Blenn A. Fujimoto, effective July 1, 2005 (7) (12).

10.11	Amendment No. 1 to the Supplemental Executive Retirement Agreement for Blenn A. Fujimoto, effective December 31, 2008 (5) (7).

10.12	Supplemental Executive Retirement Agreement for Dean K. Hirata, effective July 1, 2005 (7) (12).

10.13	Amendment No. 1 to the Supplemental Executive Retirement Agreement for Dean K. Hirata, effective December 31, 2008 (5) (7).

10.14	The Registrant’s Long-Term Executive Incentive Plan (7) (13).

10.15	Amendment No. 2008-1 to the Registrant’s Long-Term Executive Incentive Plan (5) (7).

10.16	The Registrant’s 2004 Annual Executive Incentive Plan (7) (10).

10.17	Amendment No. 2008-1 to the Registrant’s 2004 Annual Executive Incentive Plan dated December 31, 2008 (5) (7).

Exhibit No.	Document
10.18	Retirement Agreement of Clint Arnoldus dated March 10, 2008 (7) (14).

10.19	Advances, Security and Deposit Agreement with Federal Home Loan Bank Seattle dated June 23, 2004 (15).

10.20	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement — Standard Terms incorporated by reference therein, between the Registrant and the Treasury (16).

10.21	Distribution Agreement, dated September 4, 2009, among the Registrant, Sandler O’Neill & Partners, L.P. and RBC Capital Markets Corporation (2).

10.22	Consent Order with the Federal Deposit Insurance Corporation and the Hawaii Division of Financial Institutions (2).

10.23	Stipulation to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation and the Hawaii Division of Financial Institutions (2).

10.24	Compensation Agreement, effective as of July 1, 2009, by and between the Registrant and Ronald K. Migita (2) (7).

10.25	Compensation Agreement, effective as of January 1, 2010, by and between the Registrant and Ronald K. Migita (2) (7).

10.26	Lending Agreement with Federal Reserve Banks effective October 15, 2006 (2).

10.27	Compensation Agreement with John C. Dean dated May 24, 2010 (7) (17).

10.28	Restricted Stock Unit Agreement with John C. Dean dated May 24, 2010 (7) (17).

10.29	Written Agreement by and among the Registrant, Federal Reserve Bank of San Francisco and Hawaii Division of Financial Institutions dated July 2, 2010 (18).

10.30	Compensation Agreement with Lawrence D. Rodriguez dated August 27, 2010 (7) (19).

10.31	Restricted Stock Unit Agreement with Lawrence D. Rodriguez dated August 27, 2010 (7) (19).

10.32	Investment Agreement, dated November 4, 2010, between the Registrant and Carlyle Financial Services Harbor, L.P. (20).

10.33	Investment Agreement, dated November 4, 2010, between the Registrant and ACMO-CPF, L.L.C. (20).

10.34	Employment Agreement with A. Catherine Ngo dated November 23, 2010 (7) (21).

10.35	Amendment One dated December 30, 2010 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P. (22).

10.36	Amendment One dated December 30, 2010 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C. (22).

10.37	Form of Subscription Agreement by and between the Registrant and private placement investors (23).

10.38	Amendment Two dated February 10, 2011 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P. (24)

Exhibit No.	Document
10.39	Amendment Two dated February 10, 2011 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C. (24)

10.40	Exchange Agreement dated February 17, 2011 between the Registrant and the United States Department of the Treasury (25)

21	Subsidiaries of the Registrant (26)

23	Consent of Independent Registered Public Accounting Firm *

24	Powers of Attorney (included on signature page)

*                                         Filed herewith.

(1)                                  Filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3, 2011.

(2)                                  Filed as Exhibits 3.2, 10.27, 10.28, 10.29, 10.30, 10.31 and 10.32 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 16, 2010.

(3)                                  Filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011.

(4)                                  Filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(5)                                  Filed as Exhibits 10.1, 10.7, 10.15, 10.17, 10.19 and 10.21 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009.

(6)                                  Filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed with the Securities and Exchange Commission on March 27, 1992.

(7)                                  Denotes management contract or compensation plan or arrangement.

(8)                                  Filed as Exhibits 10.8 and 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission on March 28, 1997.

(9)                                  Filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

(10)                           Filed as Exhibits 10.8, 10.9 and 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

(11)                            Filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004.

(12)                            Filed as Exhibits 99.1 and 99.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2006.

(13)                            Filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006.

(14)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 2008.

(15)                            Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008.

(16)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 12, 2009.

(17)                            Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2010.

(18)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 9, 2010.

(19)                            Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2010.

(20)                            Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2010.

(21)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(22)                           Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2010.

(23)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2010.

(24)                            Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

(25)                            Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011.

(26)                            Filed as Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on February 9, 2011.